SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

BlackRock Private Investments Fund

(Name of Subject Company (Issuer))

BlackRock Private Investments Fund

(Names of Filing Person(s) (Issuer))

Common Shares of Beneficial Interest, Par Value $0.001 per Share

(Title of Class of Securities)

Institutional Shares – 09260N105

Class D Shares – 09260N303

Class S Shares – 09260N402

Class T Shares – 09260N501

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock Private Investments Fund

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq. Jay Spinola, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

April 30, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) by BlackRock Private Investments Fund, a Delaware statutory trust (the “Trust”), on April 30, 2026 (the “Original Schedule TO”), as amended by Amendment No. 1 to the Original Schedule TO filed with the SEC by the Trust on May 11, 2026 (together with the Original Schedule TO, the “Schedule TO”) and relates to the Trust’s offer to purchase up to 5% of its issued and outstanding common shares of beneficial interest, par value $0.001 per share, as of March 31, 2026, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2026 (the “Original Offer to Purchase”), as amended and supplemented by Supplement No. 1 to the Original Offer to Purchase, dated May 11, 2026, and in the related Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO.

This Amendment is being filed solely for the purpose of adding an exhibit to the Schedule TO and to satisfy the requirements of Rule 13e-4(c)(1) under the Exchange Act. This Amendment does not otherwise modify any of the information previously reported on the Schedule TO.

Item 12(a).	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(vii) Excerpt from Current Report on Form 8-K, filed on June  12, 2026, is filed herewith.

Item 12(c).	Filing Fees

Filing Fee Exhibit is filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BlackRock Private Investments Fund

By:	/s/ John M. Perlowski
Name: John M. Perlowski
Title: President and Chief Executive Officer

Dated: June 12, 2026

Exhibit Index

(a)(1)(vii)	Excerpt from Current Report on Form 8-K, filed on June 12, 2026

Filing Fee Exhibit.